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                                                                 EXHIBIT 1(c)(1)



                   AMERICAN GENERAL SERIES PORTFOLIO COMPANY 3
                           Certificate of Termination
                                       of
                       American General S&P 500 Index Fund

The undersigned, being the Vice President and Assistant Secretary of American General Series Portfolio Company 3, a Delaware business trust (the "Trust"), pursuant to the authority conferred upon the Trustees of the Trust by Section
6.1 of the Trust's Agreement and Declaration of Trust ("Declaration"), and by the affirmative vote of a Majority of the Trustees, and upon the finding that no such Shares of this Fund are outstanding, does hereby terminate the American General S&P 500 Index Fund.


August 26, 1998

/s/ NORI L. GABERT
------------------
Nori L. Gabert,
Vice President and
Assistant Secretary